[LETTERHEAD OF AMERICAN FINANCIAL, INC.]

January 7, 2005

VIA EDGAR AND FACSIMILE (202) 942-9530

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Christian Windsor

Re:                             AmeriServ Financial,
Registration Statement on Form S-3
File No. 333-121215

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AmeriServ Financial, Inc., the Registrant, hereby requests that the above-referenced Registration Statement be declared effective at noon on January 7, 2005 or as soon as practicable thereafter.

The Registrant hereby acknowledges that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that the shares included in the above-referenced Registration Statement have been issued and the Registrant has received the consideration therefore.

Please contact our counsel, Jeffrey P. Waldron at (610) 205-6028 or Marsha E. Novick at (609) 987-6677, if you have any questions or comments regarding this request or the Registration Statement.

Very truly yours,

/s/ Allan R. Dennison

Allan R. Dennison
President and Chief Executive Officer